SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31589; File No. 812-14382]

TCW Direct Lending LLC, et al.; Notice of Application

April 30, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting

certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act

and under rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit a business development

company ("BDC") and certain closed end investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: TCW Direct Lending LLC (the "Company"), TCW DL Fund I, L.P. (the

"Private Fund"), and TCW Asset Management Company ("TCWAMC") on behalf of

itself and its successors.[1]

Filing Dates: The application was filed on October 23, 2014 and amended on December

12, 2014 and April 6, 2015. Applicants have agreed to file an amendment during the

notice period, the substance of which is reflected herein.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

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[1]   The term "successor," as applied to each Adviser (defined below), means an entity that
      results from a reorganization into another jurisdiction or change in the type of business
      organization.

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on May 26, 2015, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under

the Act, hearing requests should state the nature of the writer's interest, any facts bearing

upon the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: 865 S. Figueroa Street, Suite 1800, Los

Angeles, CA 90017.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870 or

David P. Bartels, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

       1.   The Company, a Delaware limited liability company, is organized as a

closed-end management investment company that has elected to be regulated as a BDC

under Section 54(a) of the Act.[2] Applicants state that the Company seeks to generate

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[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through

2

risk-adjusted returns primarily through direct investments in senior secured loans issued

to middle market companies or other companies that are engaged in various businesses.

The board of directors ("Board") of the Company is comprised of five directors, three of

whom are not "interested persons" within the meaning of section 2(a)(19) of the Act (the

"Non-Interested Directors").

2.   The Private Fund is organized as a limited partnership under Delaware

law, and would be an investment company but for the exclusion from the definition of

investment company provided by section 3(c)(7) of the Act. Applicants state that the

Private Fund's investment objectives and policies are substantially similar to the

Objectives and Strategies of the Company.[3]

3.   TCWAMC, a California corporation, is registered with the Commission as

an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act")

and serve as investment adviser to the Company and the Private Fund.

4.   Applicants seek an order ("Order") to permit one or more Regulated

Funds[4] and/or one or more Affiliated Funds[5] to participate in the same investment

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55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]   "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the Regulated Fund's registration statement on Form 10 (or if applicable, Form N-2), other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[4]   "Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act or has elected to be regulated as BDC, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means (a) TCWAMC and (b) any future investment adviser that controls, is controlled by or is under common control with TCWAMC and is registered as an investment adviser under the Advisers Act.

[5]   "Affiliated Fund" means the Private Fund and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is an Adviser, (b) that would be an

opportunities through a proposed co-investment program (the "Co-Investment Program")

where such participation would otherwise be prohibited under section 57(a)(4) and rule

17d-1 by (a) co-investing with each other in securities issued by issuers in private

placement transactions in which an Adviser negotiates terms in addition to price;[6] and (b)

making additional investments in securities of such issuers, including through the

exercise of warrants, conversion privileges, and other rights to purchase securities of the

issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction

in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below)

participated together with one or more other Regulated Funds and/or one or more

Affiliated Funds in reliance on the requested Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Fund (or its

Wholly-Owned Investment Sub, as defined below) could not participate together with

one or more Affiliated Funds and/or one or more other Regulated Funds without

obtaining and relying on the Order.[7]

  5. Applicants state that a Regulated Fund may, from time to time, form one

or more Wholly-Owned Investment Subs.[8] Such a subsidiary would be prohibited from

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investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

[6] The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[7] All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[8] The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an

investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

6.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment as described in the application ("Available Capital"), and other pertinent factors applicable to that

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investment company but for Section 3(c)(1) or 3(c)(7) of the Act.

Regulated Fund. The Board of each Regulated Fund, including the Non-Interested

Directors has (or will have prior to relying on the requested Order) determined that it is in

the best interests of the Regulated Fund to participate in the Co-Investment Transaction.[9]

7.   Other than pro rata dispositions and Follow-On Investments as provided in

conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a),

the Adviser will present each Potential Co-Investment Transaction and the proposed

allocation to the directors of the Board eligible to vote under section 57(o) of the Act

("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act

("Required Majority")[10] will approve each Co-Investment Transaction prior to any

investment by the participating Regulated Fund.

8.   With respect to the pro rata dispositions and Follow-On Investments

provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition

or Follow-On Investment without obtaining prior approval of the Required Majority if,

among other things: (i) the proposed participation of each Regulated Fund and Affiliated

Fund in such disposition is proportionate to its outstanding investments in the issuer

immediately preceding the disposition or Follow-On Investment, as the case may be; and

(ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in

pro rata dispositions and Follow-On Investments as being in the best interests of the

Regulated Fund. If the Board does not so approve, any such disposition or Follow-On

Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of

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[9]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

9.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through share ownership in one of the Regulated Funds.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Funds and Affiliated Funds could be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with

the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its

shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

  (ii) the Potential Co-Investment Transaction is consistent with:

    (A) the interests of the shareholders of the Regulated Fund; and

    (B) the Regulated Fund's then-current Objectives and Strategies;

  (iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

    (A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

    (B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or

any Regulated Fund or any affiliated person of any Affiliated Fund or any

Regulated Fund receives in connection with the right of an Affiliated Fund

or a Regulated Fund to nominate a director or appoint a board observer or

otherwise to participate in the governance or management of the portfolio

company will be shared proportionately among the participating Affiliated

Funds (who each may, in turn, share its portion with its affiliated persons)

and the participating Regulated Funds in accordance with the amount of

each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the

Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of

any of them (other than the parties to the Co-Investment Transaction), except (A) to the

extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of

the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by

one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other

compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential

Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund,

on a quarterly basis, a record of all investments in Potential Co-Investment Transactions

made by any of the other Regulated Funds or Affiliated Funds during the preceding

quarter that fell within the Regulated Fund's then-current Objectives and Strategies that

were not made available to the Regulated Fund, and an explanation of why the

investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

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[11] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.	(a)	If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)	If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity; then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated Section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in

connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary